

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 23, 2013

Via E-mail
Barry Epling
Chief Executive Officer
APEX 8 Inc.
2251 North Rampart Blvd, #182
Las Vegas, NV 89128

> **Re:**   **APEX 8 Inc.**
> **Form 8-K**
> **Filed July 5, 2013**
> **File No. 000-54949**

Dear Mr. Epling:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

General

1. It appears that you have entered into a material definitive agreement and completed a disposition of assets. Please therefore file an amended 8-K which includes the disclosure responsive to Items 1.01 and 2.01 of Form 8-K.

Item 5.01 Change in Control of the Registration

2. In your amended 8-K, revise to state the date of the closing of the sale to Ferris.

Item 9.01 Financial Statements and Exhibits

3. It appears that financial statements are required pursuant to Item 9.01(b) of Form 8-K. Please include such financial statements in your amended 8-K or tell us how you have concluded that you are not required to do so.

4. Please file, as exhibits to your amended 8-K, the Share Purchase Agreement described in Item 5.01 and resignation of Richard Chiang described in Item 5.02.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

• the company is responsible for the adequacy and accuracy of the disclosure in the filing;

• staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

• the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Erin Purnell at (202) 551-3454 or me at (202) 551-3434 with any other questions.

Sincerely,

/s/ Michael R. Clampitt

Michael Clampitt
Senior Staff Attorney